EXHIBIT 99.1

News Release

June 2, 2022

TELUS receives approval for renewal of normal course issuer bid

Vancouver, B.C. – TELUS Corporation (TELUS) has received approval from the Toronto Stock Exchange (TSX) for a new normal course issuer bid (2022 NCIB) to purchase and cancel, when and if considered advisable, up to C$250 million in shares over the 12 months commencing on June 6, 2022.

The 2022 NCIB will permit the purchase of up to 10 million TELUS shares (0.72 per cent of its outstanding shares as at May 30, 2022) for an aggregate purchase price of up to C$250 million from June 6, 2022 to June 5, 2023 through the facilities of the TSX, the New York Stock Exchange (NYSE) and alternative Canadian trading systems or as otherwise permitted by applicable securities laws. The maximum number of shares that can be purchased during the same trading day on the TSX is 715,299 shares (being 25 per cent of the average daily trading volume for the six months ended April 30, 2022, which was equal to 2,861,199 shares), subject to certain exceptions for block purchases. As of May 30, 2022, TELUS had 1,380,852,865 shares issued and outstanding.

Shares purchased through the facilities of the TSX, NYSE or alternative Canadian trading systems will be purchased at market price. TELUS may also purchase shares privately pursuant to exemption orders from applicable securities regulatory authorities, and such purchases will generally be at a discount to the prevailing market price.

Our 2021 NCIB, for which we had received approval to purchase up to 16 million shares for an aggregate purchase price of up to C$250 million, will conclude on June 3, 2022. TELUS did not purchase any shares pursuant to its 2021 NCIB.

TELUS may enter into automatic share purchase plans (ASPP) with a broker to permit TELUS to purchase shares under its 2022 NCIB during internal blackout periods. Such purchases would be at the discretion of the broker based on prearranged parameters. Subject to TSX approval, the ASPP may be implemented on July 4, 2022, and from time to time thereafter.

TELUS’ Board of Directors believes that any purchases made under the 2022 NCIB will be in the best interest of TELUS and that such purchases will constitute an attractive investment opportunity that should enhance the value of the remaining shares.

Forward-Looking Statements

This news release contains statements about future events and plans at TELUS (the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. The forward-

looking statements contained in this news release describe the Company’s expectations at the date of this news release and, accordingly, are subject to change after such date. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from the assumptions and predictions expressed in the forward-looking statements. Specifically, there can be no assurance as to how many shares, if any, will ultimately be acquired by TELUS under its 2022 NCIB. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in the Q1 2022 Management’s discussion and analysis, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov), including factors such as the COVID-19 pandemic and the uncertainty with regard to measures in place to limit its spread and transmission, and its impact on our business, regulatory decisions and developments, the competitive environment, economic performance in Canada, the Company’s earnings and free cash flow and the Company’s levels of capital, all of which may affect the Company’s ability or decision to purchase shares under its 2022 NCIB. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time, at its sole discretion, its current practice of updating annual targets and guidance.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $17 billion in annual revenue and 17 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

TELUS Health is Canada’s leader in digital health technology, improving access to health and wellness services and revolutionizing the flow of health information across the continuum of care. TELUS Agriculture provides innovative digital solutions throughout the agriculture value chain, supporting better food outcomes from improved agri-business data insights and processes. TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content management, for global and disruptive brands across high-growth industry verticals, including tech and games, communications and media, and ecommerce and FinTech. TELUS and TELUS International operate in 25+ countries around the world.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS, our team members and retirees to contribute more than $900 million and 1.8 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

For more information, please contact

Investor Relations

Ian McMillan

(604) 695-4539

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com